UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Court admits preliminary self-administration proceedings with respect to Sono Group N.V. and Sono Motors GmbH under the German Insolvency Act

On May 17, 2023  the insolvency court of Munich, Germany, admitted the opening of a preliminary self-administration proceeding (Eigenverwaltung) with respect to Sono Group N.V. (the “Company”) pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On May 19, 2023, the same court admitted the opening of a preliminary self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) with respect to Sono Motors GmbH, Sono Group N.V.’s sole wholly-owned subsidiary, pursuant Section 270 (b) in connection with Section 270 (d) of the German Insolvency Code. Additional information and background on the companies’ applications for these proceedings may be found in Sono Group N.V.’s Form 6-K, filed with the Securities and Exchange Commission on May 15, 2023.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: our expectations regarding the self-administration proceedings, for which Sono Group N.V. and Sono Motors GmbH have applied, the outcome of which, if they are approved, is uncertain; our ability to maintain relationships with lenders, suppliers, customers, employees and other third parties as a result of our application for the opening of self-administration proceedings and the related increased performance and credit risks associated with our constrained liquidity position and capital structure; our ability to access the external funding required to successfully restructure our business; our ability to maintain Sono Group N.V.’s stock exchange listing; and the length of time that we would operate under the self-administration proceedings, if these are approved. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as the actions of courts, regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

Date: May 22, 2023